Exhibit 99.1

COSCIENS Biopharma Inc. Reports Fourth Quarter and Full Year 2025 Financial Results and Provides Corporate Update

TORONTO, ONTARIO, March 25, 2026 – COSCIENS Biopharma Inc. (TSX: CSCI) (OTCQB: CSCIF) (“COSCIENS” or the “Company”), a life science company focused on the development of natural, plant-based active ingredients, today reported its financial and operating results for the fourth quarter and full year ended December 31, 2025. All amounts in this press release are in U.S. dollars.

Corporate Update

Following the reconstitution of the Company’s board of directors (the “Board”) on May 30, 2025, the Company has undertaken a series of initiatives designed to follow through on the commitment of the reconstituted Board to actively review COSCIENS’ prospects and opportunities, and to take the actions necessary to best position COSCIENS to create value for shareholders. Notably, during the second half of 2025, the Company executed a comprehensive restructuring plan designed to streamline operations and enhance efficiency. Through this restructuring, combined with disciplined cost management and targeted cost reduction initiatives, the Company has meaningfully reduced its burn rate and right sized the organization to better align with current market conditions and growth opportunities.

More recently, on March 5, 2026, the Company announced that it had made the strategic decision to cease funding its German subsidiaries, through which it has historically pursued the development of its pharmaceutical therapeutic assets, including its main pharmaceutical asset, Macrilen® (macimorelin), (collectively, the “Biopharmaceutical Business”). As a result of the Company’s decision, on March 23, 2026, an application was filed in a German court to open insolvency proceedings in respect of the German subsidiaries. The Company anticipates these developments will generate approximately $1.9 million in annualized cost savings by eliminating ongoing operating losses at the subsidiary level and reducing administrative costs at the corporate level. It is also expected that the German subsidiaries will cease to be consolidated entities in the Company’s financial statements, and that their liabilities, (including the liability for employee future benefits resulting from unfunded pension liabilities, which were $11.0 million at December 31, 2025) will cease to be reflected on the Company’s future financial statements.

The Company also continues to advance its efforts to further reduce administrative costs by terminating or suspending its public reporting obligations under the Securities Exchange Act of 1934 (“Exchange Act”) and expects to submit a related proposal to shareholders at the annual shareholder meeting to be held this June. Further information will be provided in due course, but for greater certainty, the Company intends to continue to meet its public reporting obligations as a “reporting issuer” under applicable Canadian securities laws, and for its Common Shares to remain listed on the TSX and traded on the OTC market.

“We have taken a number of critical steps over the past year to strengthen our foundation and better position the Company financially. Looking ahead to the remainder of 2026, we remain committed to pursuing additional cost-savings, to achieving profitability, and to evaluating opportunities to enhance shareholder value through both organic growth initiatives and strategic transactions,” said Peter Puccetti, Interim CEO and Chairman of the Board.

Financial Summary

●	$7.3 million in cash and cash equivalents at December 31, 2025.

●	Consolidated net loss for Q4 2025 of $2.2 million, or $0.69 loss per common share, as compared with $6.7 million and $2.15, respectively, for Q4 2024. The $4.5 million decrease in net loss is primarily due to decreases in impairment expenses (of $2.8 million), in R&D costs (of $2.3 million), in income tax expense (of $1.0 million), and in SG&A expenses (of $0.3 million); which factors were partially offset by decreases in gross margin (of $1.4 million) and in other income (of $0.5 million).

●	Consolidated net loss for FY 2025 of $10.4 million, or $3.27 loss per common share, as compared with $15.3 million and $5.93, respectively, for FY 2024. The $4.9 million decrease in net loss is primarily due to a decrease in impairment expense of $4.0 million, a decrease in R&D costs of $5.4 million, and a decrease in SG&A expenses of $0.4 million; offset by a decrease in other income of $2.7 million, a decrease in gross margin of $2.1 million, and a write-down of inventory of $0.1 million.

●	Total revenue for Q4 2025 was $1.8 million as compared to $3.3 million for Q4 2024, a decrease of $1.5 million. This decrease was primarily due to decreases in pharmaceutical revenue (of $0.9 million, primarily as a result of $0.7 million in recognized breakage revenue in Q4 2024, following the unexpected results of the pediatric trial) and in sales of active ingredients (of $0.6 million due largely to the timing of shipments).

●	Total revenue for FY 2025 was $7.5 million as compared to $9.6 million for FY 2024, a decrease of $2.1 million. This decrease was primarily due to a decrease of $1.5 million in sales of active ingredients, as well as a decrease in pharmaceutical revenue (of $0.6 million, primarily as a result of $0.7 million in recognized breakage revenue in 2024, following the unexpected results of the pediatric trial).

●	Total operating expenses for Q4 2025, were $3.0 million as compared with $8.4 million in Q4 2024. This decrease of $5.4 million was primarily due to decreases in impairment expenses (of $2.8 million), in R&D costs (of $2.3 million) and in SG&A expenses (of $0.3 million).

●	Total operating expenses for FY 2025, were $13.3 million as compared with $23.0 million for FY 2024, a decrease of $9.7 million. This decrease was primarily due decreases in R&D costs (of $5.4 million), in impairment expenses (of $4.0 million), and in SG&A expenses (of $0.4 million); offset by a write-down of inventory of $0.1 million.

Annual Filings

For reference, the Company’s consolidated financial statements as of December 31, 2025 and for the years ended December 31, 2025, 2024 and 2023 and the related management’s discussion and analysis (collectively, the “Financial Statements”) will be available on the Company’s website (www.cosciensbio.com) in the Investors section and on the Company’s SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov, respectively. In addition, the Company has also filed the CEO and CFO certificates relating to the Financial Statements, as well as its annual information form (in the form of an annual report on Form 20-F) (collectively with the Financial Statements, the “Annual Filings”) on the Company’s SEDAR+ and EDGAR profiles.

About COSCIENS Biopharma Inc.

COSCIENS is a life science company focused on the development of natural, plant-based active ingredients, leveraging the Company’s proprietary manufacturing and extraction technologies to develop Avenanthramides and Beta Glucan active ingredients currently used in leading skincare brands worldwide.

The Company’s common shares are listed on the TSX under the symbol “CSCI” and are listed and posted for trading on the OTCQB® Venture Market under the symbol “CSCIF”. For more information, please visit COSCIENS’ website at www.cosciensbio.com.

Forward-Looking Statements

Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under the provisions of Canadian securities laws. All statements, other than statements of historical fact, that address circumstances, events, activities, or developments that could or may or will occur are forward-looking statements. When used in this news release, words such as “anticipate”, “assume”, “believe”, “could”, “expect”, “forecast”, “future”, “goal”, “guidance”, “intend”, “likely”, “may”, “would” or the negative or comparable terminology as well as terms usually used in the future and the conditional are generally intended to identify forward-looking statements, although not all forward-looking statements include such words. Specific forward-looking statements in this document include, but is not limited to, statements relating to: the expected implications of the decision to cease funding the Company’s German subsidiaries, the related insolvency filings, and the expected cost savings as a result thereof, including any potential cost savings and accounting implications; the Company’s plans to seek to terminate or suspend its reporting obligations under applicable U.S. securities laws; the timing of the Company’s annual shareholder meeting, the Company’s commitment to pursue additional cost-savings, to achieving profitability, and to evaluating opportunities to enhance shareholder value; and the plans, objectives, future outlook and financial position of the Company in general. All forward-looking statements are given pursuant to the “safe harbour” provisions of applicable securities legislation.

The forecasts and projections that make up the forward-looking statements contained herein are based on the Company’s current expectations and assumptions, including factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, and including, but not limited to assumptions based on historical trends, current conditions, and expected future developments, and assumptions regarding: the ability of the Company’s to execute on its strategic plans and find new customers and partners in connection therewith; the development of technologies and value-driving products; the extraction, production and commercialization of active ingredients from natural sources and our ability to successfully market related products; the successful development and marketing of our pipeline products as well as such products’ capability to address unmet needs within new markets; the Company’s business strategy; the Company’s positioning in its target markets; the impact of tariffs and other trade barriers, on our costs and revenues, as well as on the macroeconomic framework in which we operate; the Company’s plans for its PGX Technology; the adequacy of our financial resources to finance operations and expenditure requirements; and the plans, objectives, future outlook and financial position of the Company in general.

Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement. Such risk factors are included under “Risk Factors” in our Annual Report on Form 20-F and in other documents furnished to the SEC and in our other public disclosure filed under our profile on SEDAR+ at www.sedarplus.ca. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Many of these factors are beyond our control, and it is not possible for the Company to predict all of these factors, or to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements contained herein, except as required by applicable securities laws.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The Toronto Stock Exchange accepts no responsibility for the adequacy or accuracy of this news release.

Issuer Contact:

Peter H. Puccetti

Interim CEO and Chairman of the Board

pp@cosciensbio.com

Giuliano La Fratta

Chief Financial Officer

glafratta@cosciensbio.com

Investor Contact:

IR@cosciensbio.com